STARMED GROUP, INC.

2029 Century Park East

Suite 1112

Los Angeles, CA 90067

(310) 226-2555

(310) 551-2724

January 23, 2006

“CORRESP”

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Riedler, Assistant Director
Mail Stop 6010

Re:	StarMed Group, Inc.
10-KSB for the Period Ending December 31, 2004
SEC Correspondence Dated December 12, 2005

Ladies and Gentlemen:

Reference is made to the Staff’s letter dated December 12, 2005 in connection with its review of the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2004. Please be advised that the Company is in the process of preparing a response to the Staff’s letter and anticipates filing its response, via EDGAR, within seven to ten days from the date hereof.

Thank you for your understanding.

Very truly yours,

/s/ Herman Rappaport
Herman Rappaport
President